Industrias Bachoco Announces Fourth Quarter and 2010 Full Year Results

CELAYA, Mexico, Feb. 3, 2011 /PRNewswire/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco), Mexico's leading producer and processor of poultry products, announced today its unaudited results for the fourth quarter and 2010 full year ended December 31, 2010. All figures have been prepared in accordance with Mexican GAAP. Following Mexican Accounting Principles, all data is presented in nominal Mexican pesos.

Highlights:

  Total sales for the fourth quarter rose 9.9% and 6.6% for year 2010
  Chicken volume sold rose 7.2% during 2010 compared with the previous year
  EBITDA margin was 12.9% for year 2010, compared to an EBITDA margin of 8.9% reached in the previous year
  Earnings per share in 2010 reached Ps. 3.34 (USD$ 3.24 per ADS), compared to Ps. 1.35 (USD$1.30 per ADS) in 2009. Net income per share in 4Q10 of Ps. 0.80 (USD$0.77 per ADS) compared to Ps. 0.18 loss per share (USD$ 0.18 loss per ADS) in 4Q09.

CEO's Comments:

Rodolfo Ramos, Bachoco's CEO, stated, "The fourth quarter is typically a good quarter for the Company, and this year was not the exception; we recorded solid results. Our chicken business line performance was strong during the quarter; we observed a good demand and prices were sound.

"Our egg business line continued to be affected by the oversupply conditions; nevertheless, prices and volume showed some recovery when compared with previous quarters.

"The rest of our business lines, swine, turkey, balance feed and others, continued to be profitable for the Company and in line with our strategies.

"Our financial position is healthy, with a strong cash position and a low indebtedness level.

"With this fourth quarter results, we recorded a successful year for the company in 2010. We achieved our goals and set a solid basis to face a 2011 challenging; we trust our team, which along the continuous improvement of our processes and an adequate administration of our raw materials inventories, will lead us to achieve new goals."

FOURTH QUARTER 2010 RESULTS

Net sales	4Q09 (%)	4Q10 (%)
Chicken	77.2	80.7
Eggs	10.4	8.0
Balanced feed	6.1	5.5
Swine	1.1	1.2
Other lines	5.2	4.6
Total Sales	100.0%	100.0%

Net Sales

Net sales during the fourth quarter amounted to Ps. 6,374.6 million, 9.9% above the Ps. 5,800.3 million reported in the same 2009 quarter. The good market conditions seen in the previous quarter continued, and as a result, the increase in sales was mainly driven by higher chicken and swine sales, which were partially offset by a decrease in eggs, balanced feed and other business lines sales.

Operating Results

Bachoco's 4Q10 gross profit was Ps. 1,287.7 million, with a margin of 20.2%, which compares favorably with the Ps. 707.7 million profit and 12.2% margin reported in 4Q09. This result is directly attributed to higher sales in our chicken and swine business.

The Company registered an operating profit of Ps. 584.5 million, which is also greater than the operating profit of Ps. 38.0 million registered in the same 2009 quarter. The operating margin for the quarter was 9.2% compared to an operating margin of 0.7% in 4Q09.

EBITDA amounted to Ps. 758.2 million (11.9% margin), above the Ps. 205.2 million (3.5% margin) reported in the same 2009 period.

Net Majority Income

Net majority income for the 4Q10 amounted to PS. 477.1 million, or Ps. 0.80 per share (US$0.77 per ADS), compared to a net majority loss of Ps. 109.5 million, or Ps. 0.18 loss per share (US$0.18 loss per ADS) reported in the same 2009 period.

QUARTERLY RESULTS BY BUSINESS SEGMENT

Chicken

Sales of chicken products increased 14.9%, when compared to 4Q09, as a result of a 17.8% increase in chicken prices, which were partially offset by a decrease of 2.5% in volume sold. The good balance between supply and demand in the 3Q10 extended to the last quarter of 2010.

Table Eggs

Sales of table eggs products decreased by 15.2% during the 4Q10, as egg prices decreased 10.6% and volume fell by 5.1%. These figures are a result of lower demand for eggs as well as the oversupply registered in the industry during most part of the year.

Balanced Feed

Sales of balanced feed showed a slight improvement from previous quarters, sales declined 0.9% as a result of a 2.6% decrease in balanced feed prices, which were partially offset by an increase of 1.7% in volume sold. This business line has been affected by the volatility of raw material prices.

Swine

The swine business line recorded again a strong quarter. Sales were sound and rose 21.8%, as swine prices increased 20.7% and volume sold rose 0.9% increase in the period.

Other Lines

Sales of other lines decreased 3.8% when compared with the same quarter of 2009, as sales of by-products declined.

YEAR 2010 RESULTS

Net Sales

Net sales for the year amounted to Ps. 24,807.2 million, up 6.6% from the Ps. 23,271.8 million reported in the previous year. The increase was mainly driven by the 10.7% increase in chicken sales and 26.8% in swine sales, both of which were partially offset by the 10.8% decrease in table eggs sales and 5.8% decrease in balanced feed sales.

Net sales	2009(%)	2010(%)
Chicken	78.3	81.3
Eggs	10.1	8.5
Balanced feed	6.3	5.6
Swine	1.0	1.2
Other lines	4.3	3.4
Total Sales	100.0%	100.0%

Operating Results

Bachoco's 2010 gross profit was Ps. 5,251.4 million, with a margin of 21.2%, which compares favorably with the Ps. 3,940.8 million profit and 16.9% margin reported in 2009, and was mainly attributed to stronger results in our chicken, balance feed and swine business lines.

The Company's operating profit was Ps. 2,521.6 million, compared to an operating profit of Ps. 1,426.7 million reached in year 2009.

EBITDA amounting Ps. 3,207.7 million (12.9% margin), higher than the Ps. 2,079.5 million (8.9% margin) recorded in 2009.

Taxes

Total taxes for the year were Ps. 504.3 million.

Net Majority Income

Net majority income for the year was Ps. 2,004.9 million, or Ps. 3.34 per share (US$3.24 per ADS), compared to net income of Ps. 807.0 million, or Ps. 1.35 per share (US$1.30 per ADS) reported in year 2009.

Balance Sheet

Total cash and cash equivalents amounted to Ps. 4,177.2 million as of December 31, 2010. The total debt outstanding for the same period was Ps. 646.9 million.

Capital Expenditures

The CAPEX of 2010 amounted to Ps. 322.0 million, and was entirely financed with internally generated resources.

Exhibits:

A.- Consolidated Balance Sheets

B.- Consolidated Statement of Income

C.- Consolidated Statement Cash Flow

D.- Derivatives Position Report

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A.- Consolidated Balance Sheets

Industrias Bachoco, S.A.B. de C.V.
Condensed Consolidated Balance Sheets

	U.S.D.	Mexican Pesos
	2010(1)	2010(2)		2009(2)
		As of December 31,		As of December 31,
ASSETS
Cash and cash equivalents	$338	Ps	4,177	Ps	2,503
Total accounts receivable	132		1,638		1,498
Inventories	367		4,534		4,519
Other current assets	-		-		-
Total current assets	837		10,350		8,519
Net property, plant and equipment	856		10,587		10,910
Other non current assets	33		409		409
TOTAL ASSETS	$1,726	Ps	21,346	Ps	19,838

LIABILITIES
Notes payable to banks	11		140		592
Accounts payable	132		1,633		1,723
Other taxes payable and other accruals	38		468		361
Total current liabilities	181		2,241		2,675
Long-term debt	41		507		372
Labor obligations	8		104		104
Deferred income taxes and others	170		2,103		2,040
Total long-term liabilities	219		2,715		2,515
TOTAL LIABILITIES	$401	Ps	4,956	Ps	5,191

STOCKHOLDERS' EQUITY
Capital stock	186		2,295		2,295
Paid-in capital	60		745		745
Reserve for repurchase of shares	12		154		159
Retained earnings	900		11,139		10,591
Net majority income of the year	162		2,005		807
Deficit from restatement of stockholder's equity	-		-		-
Derivate financial instruments	-		-		-
Total majority stockholder's equity	1,321		16,338		14,598
Minority interest	4		52		50
TOTAL STOCKHOLDERS' EQUITY	1,325		16,390		14,648
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,726	Ps	21,346	Ps	19,838
(1) For reference, in millions of U.S. dollars using an exchange rate of $12.37
Source: Mexico's National Bank, as of December 31, 2010.
(2) Millions of Mexican nominal pesos

B.- Consolidated Statement of Income

INDUSTRIAS BACHOCO, S.A.B. DE C.V. Consolidated Statements of Income -unaudited-
	FOURTH QUARTER					YEAR 2010
	U.S.D.	Mexican Pesos				U.S.D.		Mexican Pesos
	2010(1)	2010(2)		2009(2)		2010(1)		2010(2)		2009(2)

Net sales	$515	Ps	6,375	Ps	5,800	US	2,005	Ps	24,807	Ps	23,272
Cost of sales	411		5,087		5,093		1,581		19,556		19,331
Gross profit (loss)	104		1,288		708		425		5,251		3,941
Selling, general and administrative expenses	57		703		670		221		2,730		2,514
Operating income (loss)	47		585		38		204		2,522		1,427
Other income (expense) net	(4)		(51)		43		(11)		(132)		(63)
Comprehensive financing (cost) income	4		47		(0)		10		122		(134)
Interest income	4		55		24		14		178		131
Interest expense and financing expenses	(1)		(13)		(25)		(6)		(70)		(96)
Foreign exchange gain (loss), net	(0)		(4)		(2)		1		11		(39)
Other financial income (expense) net	1		9		3		0		3		(130)
Income before income tax, asset tax	47		580		81		203		2,512		1,230
Total income taxes	8		102		188		41		504		412
Income tax, asset tax	14		178		31		40		493		103
Deferred income taxes	(6)		(76)		157		1		11		309
Net income	$39	Ps	479	Ps	(107)		162		2,008		818
Minority net income	0		2		2		0		3		11
Majority net income	39		477		(109)		162		2,005		807
weighted average shares outstanding (in thousands)	599,931		599,931		599,995		599,983		599,983		599,946
Net majority Income per share (in U.S.D per ADS)	0.77		0.80		(0.18)		3.24		3.34		1.35
(1) For reference, in millions of U.S. dollars using an exchange rate of $12.37
Source: Mexico's National Bank, as of December 31, 2010.
(2) Millions of Mexican nominal pesos

C.- Consolidated Statement Cash Flow

Industrias Bachoco, S.A.B. de C.V.
Consolidated Statement of Cash Flows
		Mexican Pesos
	U.S.D.	2010(2)		2009(2)
	2010(1)	As of December 31,		As of December 31,

NET MAJORITY INCOME BEFORE INCOME TAX	$203	Ps.	2,512	Ps.	1,230
ITEMS THAT DO NOT REQUIRE CASH:	(33)		(407)		(407)
ITEMS RELATING TO INVESTING ACTIVITIES:	55		684		626
Depreciation and others	55		686		653
Income (loss) on sale of plant and equipment	0		1		(16)
Other Items	(0)		(3)		(11)
ITEMS RELATING TO FINANCING ACTIVITIES:	20		248		227
Interest income (expense)	6		70		96
Other Items	14		178		131

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	$246	Ps.	3,037	Ps.	1,675

CASH GENERATED OR USED IN THE OPERATION:	(28)		(340)		(430)
Decrease (increase) in accounts receivable	(5)		(57)		(2)
Decrease (increase) in inventories	(2)		(21)		599
Decrease (increase) in accounts payable	(7)		(88)		(260)
Decrease (increase) in other liabilities	(14)		(173)		(768)

NET CASH FLOW FROM FINANCING ACTIVITIES	$218	Ps.	2,697	Ps.	1,245

INVESTING ACTIVITIES

NET CASH FLOW FROM INVESTING ACTIVITIES	(37)		(452)		(812)
Acquisition of property, plant and equipment	(26)		(322)		(836)
Proceeds from sales of property plant and equipment	(3)		(42)		(21)
Other Items	(7)		(88)		45

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN
FINANCING ACTIVITIES	$181	Ps.	2,245	Ps.	433

FINANCING ACTIVITIES

Net cash provided by financing activities:	(46)		(570)		98
Proceeds from loans	91		1,126		2,016
Principal payments on loans	(117)		(1,443)		(1,678)
Dividends paid	(20)		(250)		(250)
Other items	(0)		(3)		10

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	135		1,675		530

CASH AND INVESTMENTS AT THE BEGINNING OF YEAR	202		2,503		1,972

CASH AND INVESTMENTS AT END OF PERIOD	$338	Ps.	4,177	Ps.	2,503

(1) For reference, in millions of U.S. dollars using an exchange rate of $12.37
Source: Mexico's National Bank, as of December 31, 2010.
(2) Millions of Mexican nominal pesos

D.- Derivatives Position Report

Industrias Bachoco, S.A.B. de C.V. Thousands of Mexican Pesos, as of December 31, 2010 Quarter: 4 TABLE 1
Type of Financial Instrument	Objective of the Instrument	Notional	Value of the Related Commodity		Reasonable Value		Amounts Due by Year	Guaranties Required

			4Q-2010	3Q-2010	4Q-2010	3Q-2010
Forwards, knock out forwards, puts, collars and others under different amounts and conditions	Hedge and negotiation	$ 37,172	$ 12.37	$12.63	$ 33	$ 4,491	2011

Futures for corn and soybean meal	Hedge	$ 78,473	Corn for March, May and July 2011 respectively: $6.2900, $6.3650 and $6.4000 USD/bushel. Soybean meal respectively: $6.2900, $6.3650 and $6.4000 USD/bushel. Soybean meal for March, May and July 2011 respectively: $373.90, $374.50 and $374.80 USD/ton.	Corn for December 2010: $4.9575 USD/bushel. Soybean meal for December 2010: $306.90 USD/ton.	$ 5,341	$ 14,296	2011	The deals consider the possibility of margin calls but not another kind of guarantee
Options for corn	Hedge and negotiation	$ 28,011			$ 1,811	-$ 386

None of the financial instruments exceed 5% of total assets as of December 31, 2010.
A negative value means an unfavorable effect for the Company.
The notional value represents the net position as of December 31, 2010 at the exchange rate of Ps.12.37 per USD.

Industrias Bachoco, S.A.B. de C.V.
Thousands of Mexican Pesos, as of December 31, 2010								Quarter: 4
Table 2
Type of Financial Instrument	Reasonable Value as of December 31, 2010	Value of the Related Commodity-reference value			Effect on the Income Statement	Effect on the Cash Flow ***
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forwards, knock out forwards, puts, collars and others under different amounts and conditions*	$ 33	$12.06	$ 12.68	$ 12.99	Direct	-$ 897	$ 1,191	$ 2,458
		-5%	5%	10%		-5%	5%	10%
Futures for corn and,		$ 5.9755	$ 6.6045	$ 6.9190
Soybean**	$ 5,341	$ 355.21	$ 392.60	$ 411.29	The effect will materialize as the inventory is consumed	$ 1,418	$ 9,265	$ 13,189
Options for corn	$ 1,811					$ 597	$ 1,520	$ 2,259

A negative value means an unfavorable effect for the Company.
* The reference value is the exchange rate of Ps. $12.37 per USD as of December 31, 2010
** The reference value is: corn futures for March, May and July 2011: $6.2900, $6.3650 and $6.4000 usd/bushel.
and soybean meal futures for March, May and July 2011: $373.90, $374.5 and $374.8 USD/ton.
Note: even when table set above shows corn and soybean prices for contracts of March 2011, the effect on the cash flow corresponds to the total positions effects.
*** The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

IR Contacts:
Daniel Salazar, CFO
Claudia Cabrera, IRO
Ph. +52 (461) 618 3555
inversionistas@bachoco.net

CONTACT: IR Contacts: Daniel Salazar, CFO, Claudia Cabrera, IRO, +011-52-461-618-3555, inversionistas@bachoco.net